82-1856

African Metals Corporation

515 - 475 Howe Street, Vancouver, BC, V6C 2B3 Tel: 604-684-4100 Fax: 604-684-5854
Website: www.africanmetals.com E-mail: info@africanmetals.com




05008810

June 3, 2005

SUPPL

Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street NW
Mail Stop 3-7
Washington, DC
USA, 20549

To Whom It May Concern:

RE: African Metals Corporation (the "Company")

Enclosed, for your files, is one copy of the Company's news release that was issued on June 3, 2005. This release was sent to the TSX Venture Exchange, BC Securities Commission and Canada Stockwatch.

Yours truly,

AFRICAN METALS CORPORATION



Jennifer Nestoruk
Corporate Secretary

/jn
enclosure

Jlw 6/13

African Metals Corporation

515 - 475 Howe Street, Vancouver, BC, V6C 2B3 Tel: 604-684-4100 Fax: 604-684-5854
Website: www.africanmetals.com E-mail: info@africanmetals.com

FOR IMMEDIATE RELEASE

June 3, 2005
12g3-2(b) Exemption #82-1856
Trading Symbol: AFR

African Metals Announces a 1,200,000 Unit Private Placement for $600,000

VANCOUVER, BC – Willis W. Osborne, Chief Executive Officer of African Metals Corporation (TSX Venture Exchange: AFR), is pleased to announce a private placement of 1,200,000 units at $0.50 per unit for total proceeds of $600,000. Each unit consists of one common share of the Company's capital stock and one-half of a transferable share purchase warrant. Each full warrant entitles the holder to purchase one additional share of the Company's capital stock at $0.60 for a period of one year from the closing of the private placement, subject to regulatory approval.

The budget for these funds includes a 1,700 metre drill program to drill 3 of the previously discovered kimberlites as well as testing 3 of the new kimberlite targets defined by the Company's recent programs of sampling on grids for indicator minerals as well as conducting ground magnetic surveys over prospective parts of the Kenieba Nord diamond concession in western Mali, West Africa. Drilling is scheduled to start as soon as the private placement is completed. The Kenieba Nord covers the discovery sites, all in alluvium, of 7 previously found diamonds between 34 and 232 carats and the locations of 12 previously discovered kimberlite pipes.

Preliminary programs will be carried out on the Kenieba Sud, Medinandi Sud and Soumala concessions. Altogether the Company holds diamond concessions totaling over 7,218 sq km in Mali. The budget also includes investor relations and administration costs.

ON BEHALF OF THE BOARD OF DIRECTORS OF AFRICAN METALS CORPORATION

"Willis W. Osborne"
Willis W. Osborne
CEO & Director